Kura Sushi USA, Inc.
17932 Sky Park Circle Suite H
Irvine, CA 92614
657-333-4100
www.kurasushi.com

June 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Kura Sushi USA, Inc.

        Form 10-K for the Fiscal Year Ended August 31, 2019

        Response dated June 3, 2020

        File No. 1-39012

Ladies and Gentlemen:

Kura Sushi USA, Inc. (the “Company”) is in receipt of your letter dated June 12, 2020 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced report as filed with the Commission.  Our response to these comments is set forth below.  For the convenience of the Staff, the comments from the Letter are restated in bold prior to the response to such comments.

Form 10-K filed November 26, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EBITDA and Adjusted EBITDA, page 48

1.

We reviewed your response to our comment and refer to your presentation of Adjusted EBITDA.  Considering that pre-opening rent expense and pre-opening costs are normal, recurring, cash operating expenses necessary to operate your business, we do not believe it is appropriate to exclude them from your calculation of Adjusted EBITDA.  Please revise your calculation of Adjusted EBITDA in future filings accordingly.

We also note your response to the presentation of Restaurant-level Contribution and Restaurant-level Contribution Margin.  Please expand your disclosures to address the measures’ limitations, including, but not limited to the fact that these non-GAAP measures exclude costs such as corporate overhead and pre-opening expenses, which are essential to support the development and operations of your restaurants.  Understanding that the most directly comparable GAAP measure is Operating Income, please revise the name of these measures so they are not confused with a measure of gross profit or contribution margin.

Response:

We respectfully acknowledge the Staff’s comments and will revise our calculation of Adjusted EBITDA in future filings to not exclude pre-opening rent expense and pre-opening costs.

We will also revise the name of Restaurant-level Contribution and Restaurant-level Contribution Margin to Restaurant-level Operating Profit and Restaurant-level Operating Profit Margin, respectively, and expand our disclosures to address the limitations that these non-GAAP measures exclude costs such as corporate overhead and pre-opening expenses, which are essential to support the development and operations of our restaurants.  A revised form of disclosures we would intend to include in future filings (changes from the prior proposed disclosure previously submitted to the Staff are identified below in bold/underline and deleted text shown as stricken) is as follows:

U.S. Securities and Exchange Commission

June 23, 2020

Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit Margin ~~Contribution Margin~~

Restaurant-level Operating Profit ~~Contribution~~ is defined as operating income plus depreciation and amortization; stock-based compensation expense; pre-opening rent expense, pre-opening costs and general and administrative expenses which are considered normal, recurring, cash operating expenses and are essential to support the development and operations of our restaurants ~~necessary to operate our business~~; non-cash rent expense; asset disposals, closure costs and restaurant impairments; less corporate-level stock-based compensation expense and pre-opening costs recognized within general and administrative expenses. Restaurant-level Operating Profit ~~Contribution~~ margin is defined as Restaurant-level Operating Profit ~~Contribution~~ divided by sales. Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin are intended as supplemental measures of our performance and are neither required by, nor presented in accordance with, GAAP. We believe that Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. However, these measures may not provide a complete understanding of the operating results of the Company as a whole and such measures should be reviewed in conjunction with our GAAP financial results. We expect Restaurant-level Operating Profit ~~Contribution~~ to increase in proportion to the number of new restaurants we open and our comparable restaurant sales growth.

We present Restaurant-level Operating Profit ~~Contribution~~ because it excludes the impact of general and administrative expenses, which are not incurred at the restaurant-level. We also use Restaurant-level Operating Profit ~~Contribution~~ to measure operating performance and returns from opening new restaurants. Restaurant-level Operating Profit ~~Contribution~~ margin allows us to evaluate the level of Restaurant-level Operating Profit ~~Contribution~~ generated from sales.

However, you should be aware that Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin are financial measures which are not indicative of overall results for the Company, and Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin do not accrue directly to the benefit of stockholders because of corporate-level expenses excluded from such measures.

In addition, when evaluating Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin, you should be aware that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin in the same fashion. Restaurant-level Operating Profit ~~Contribution~~ and Restaurant-level Operating Profit ~~Contribution~~ margin have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

U.S. Securities and Exchange Commission

June 23, 2020

Should you have any questions regarding any of the foregoing, please contact me via phone at (657) 333-4040 or via email at K.shinohara@kurausa.com.

We thank the Staff for its time and consideration with respect to this matter.

Respectfully submitted, Kura Sushi USA, Inc.

By:	/s/ Koji Shinohara
Name:	Koji Shinohara
Title:	Chief Financial Officer

cc:  Aaron Seamon, Squire Patton Boggs (US) LLP

       Hiroki Suyama, Squire Patton Boggs (US) LLP